Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

5 August 2015

ASX ANNOUNCEMENT

Dispute Settled

Mission NewEnergy Limited (ASX: MBT) is pleased to announce that the ongoing dispute with KNM Process Systems Sdn Bhd (KNM) has been amicably settled.

The material terms of the settlement are that Mission will pay to KNM A$4m, being the amount put aside by Mission upon the sale of Mission’s 250,000 tpa refinery in February 2015, pursuant to a consent order agreed to by Mission and KNM earlier. Both parties have agreed to withdraw all other claims and counter claims and will discontinue all legal actions against each other

The CEO of Mission, Dato’ Nathan Mahalingam said “Mission is extremely pleased to put this matter behind us and we look forward to working to enhance the existing asset value of Mission and to look for new strategic directions for the Company”.

-Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com